Dixons Group PLC



PC WORLD
The Computer Superstore
Currys
PIXmania

DSG international plc

Interim Statement 2006/07

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Financial highlights

- Total Group sales up 14% to £3,797 million (2005/06: £3,332 million)
- Group like for like sales[2] up 5% with Electricals division up 4% and Computing division up 3%
- Total profit before tax £78.9 million (2005/06: £105.2 million)
- Underlying pre-tax profit[3] £96.9 million (2005/06: £96.6 million)
- Basic earnings per share from continuing operations 2.9 pence (2005/06: 3.8 pence)
- Adjusted diluted earnings per share[3] 3.5 pence (2005/06: 3.4 pence)
- Free Cash Flow[4] generation of £135.4 million (2005/06: £148.1 million)
- Interim dividend of 2.02 pence, an increase of 5%

Operational highlights

- Very strong performance in the digital television market across Europe, underpinning the Group's market leadership in consumer electricals in nine European markets
- Good progress in majority of Group businesses with Group profitability held back by a weak performance in Italy; excluding Italy underlying operating profits increased by 30%
- Substantial progress in e-commerce, which represented 8% of Group sales in the first half, with the acquisition of FotoVista, strong growth at Dixons.co.uk and the success of ***Reserve&Collect*** and ***Collect@Store***.
- Launch of The TechGuys, the first national digital support service for UK consumers
- Significant progress in restructuring of UK logistics operation; creation of pan-European distribution infrastructure approaching completion
- Announced joint venture in Turkey with the intention to open the first store by the end of 2007
- UK store colleague reward system changed with personal sales commissions replaced by rewards based on team performance
- Growth expectations and store openings lead to anticipated creation of 1,600 new jobs across Europe in 2007

Notes

(1) Unless otherwise noted, throughout this statement figures relate to continuing operations. Total revenue including discontinued operations was £3,887.3 million (2005/06: £3,507.0 million).

(2) Like for like sales are calculated based on stores that have been open for a full financial year both at the commencement and end of the financial period. Customer support agreement sales are excluded from all UK like for like calculations to remove the distorting effect of the introduction of pay-as-you-go customer support agreements.

(3) Throughout this statement, references are made to 'underlying' and 'adjusted' performance measures. Underlying results are defined as being before discontinued operations, amortisation of acquired intangibles, net restructuring costs, profit on sale of investments and net fair value remeasurements of financial instruments. The financial effect of these items is shown in the analyses on the face of the income statement and in note 3 to the interim financial statements. Adjusted earnings per share measures are based on underlying earnings.

(4) Free Cash Flow relates to continuing operations and comprises net cash flow from operating activities, plus net finance income and cash related to finance leases, less taxation and net capital expenditure.

Chief Executive's review

BUSINESS PERFORMANCE

ELECTRICALS DIVISION
Total sales in the Electricals division were up 10% to £2,531.2 million (2005/06: £2,306.9 million) with like for like sales up 4%. Underlying operating profit was £54.2 million (2005/06: £53.0 million), up 2% on last year.

UK and Ireland

Total sales in the UK & Ireland operations were up 5% at £1,341.2 million (2005/06: £1,281.1 million) with like for like sales up 5%. Underlying operating profit was £17.0 million (2005/06: £2.5 million). The white goods market returned to growth, increasing by 3.6% during the first half.

Currys
Currys, including Currys.digital and Dixons Tax Free, grew total sales by 4% to £1,285.1 million (2005/06: £1,237.3 million). Like for like sales were up 5% with strong sales of flat panel televisions and laptop computers. During the first half Currys introduced ***Reserve&Collect*** which combines the ease of the internet with the convenience of Currys' network of over 500 stores, allowing customers to order online and collect from their local store. This has been very well received by customers. Personal sales commissions have been replaced by team commissions based on overall store performance. Progress has been made in the reorganisation of the UK Electrical logistics operation. New central warehouse space of 1.6 million square feet (of the total 2.1 million square feet planned) has come online as the business transitions from the previous 17 stock locations. Stock availability, particularly for large white goods, was impacted by the transition for a limited period at the end of the first half.

The conversion of the Dixons high street stores to the new Currys.digital format was completed on plan. The stores have had minor refits to improve the display and increase the range of high definition flat panel televisions. These refits also facilitate the introduction of new categories such as small domestic appliances and white goods as well as giving customers the opportunity to purchase any products from the full Currys Superstore ranges through dedicated sales points.

Sales at Dixons Tax Free were impacted by the disruption at UK airports during the summer, with increased security and some confusion as to what could be purchased. Sales have gradually improved since and sales activity has been focused on accessories and peripherals in order to manage profitability.

During the first half three stores were resited, five new stores opened and 28, mainly high street, stores were closed.

Ireland
Sales in Ireland grew by 28% at constant exchange rates, to £56.1 million (2005/06: £43.8 million), with like for like sales increasing by 14%. All chains in Ireland performed strongly with three new stores added during the period.

Nordic

In the Nordic region Elkjøp had a strong first half, increasing total sales by 28% at constant exchange rates to £664.6 million (2005/06: £530.6 million) with like for like sales 11% higher. Underlying operating profits were £41.8 million (2005/06: £36.3 million), up 15% on last year. Elkjøp made good progress across all its markets. In February 2006 the electricals business of Markantalo in Finland was acquired, consolidating Elkjøp's position as the number one electrical retailer in that market. On 15 December 2006 the acquisition of a 40% interest in F-Group in Denmark was completed. The Group has an option to acquire the remaining 60% of F-Group in early 2010.

Franchising operations are being extended in the Nordic markets with 73 stores operating under franchise across the region at the end of the first half. Franchising provides a suitable model to be utilised in other markets in which the Group currently operates and has the potential to expand into new markets over time.

The Group has been developing its multi-channel approach to customers in the Nordic region with the introduction of internet operations alongside the existing store brands in Norway and Sweden. These operations continue to show good progress from a low base.

The Group estimates that the aggregate product markets in the Nordic region grew during the first half and Elkjøp increased its share.

Southern Europe

In Southern Europe total sales grew by 3% at constant exchange rates to £460.1 million (2005/06: £449.6 million) with like for like sales down 5%. Underlying operating profit was £2.5 million (2005/06: £19.5 million). A strong performance by Kotsovolos in Greece was offset by a very disappointing performance by UniEuro in Italy.

UniEuro
Sales at UniEuro were down by 4% in total to £306.8 million (2005/06: £320.4 million) with like for like sales down by 10%. Political uncertainty, proposed economic reforms and a subdued economy all affected consumer confidence in Italy and this in turn has led to a more competitive market, impacting gross margins. UniEuro has continued to make progress in its large scale process changes, transitioning the business from a decentralised to a centrally managed operation. These changes have impacted all areas of the business including buying, stock management and logistics.

At the start of the financial year the management team was strengthened and began implementing a plan to recover UniEuro's position in Italy. This includes increased marketing investments and a store refurbishment programme covering a significant proportion of the stores. 35 stores were refurbished over an eight week period prior to Christmas. The refurbished store format facilitates the display of wider ranges of core products such as flat panel televisions, computing products, communications and major appliances and provides additional space for carry out stock, accessories and peripherals, whilst offering customers a much improved shopping experience. UniEuro opened six new stores during the first half.

Kotsovolos

Kotsovolos delivered another strong performance growing total sales by 19% to £153.3 million (2005/06: £129.2 million) with like for like sales up 8%. Despite new entrants to the market Kotsovolos continued to gain market share. The new Kotsovolos Mega stores of 30,000 to 40,000 square feet have performed particularly well since their introduction in 2005. Kotsovolos opened one of these new stores during the first half and now operates five such stores across Greece. Kotsovolos recently introduced the Group's franchise model into Greece and now operates five franchises. There are further opportunities to expand the franchise model in Greece over time.

Central Europe

Electro World grew sales by 43% to £65.3 million (2005/06: £45.6 million). Underlying investment losses were £7.1 million (2005/06: £5.3 million loss) reflecting continued expansion in all of its markets including Poland in November 2005. With four new stores opened in the first half Electro World now operates nine stores in the Czech Republic, seven in Hungary and four in Poland.

COMPUTING DIVISION

Total sales in the Computing division were up 8% to £1,097.6 million (2005/06: £1,014.2 million) with like for like sales up 3%. Underlying operating profit was £34.6 million (2005/06: £36.8 million). Excluding the business to business operations of Genesis Communications, underlying operating profit was up 3%.

PC World

PC World sales (including PC World Business and Genesis Communications) were up 6% at £940.5 million (2005/06: £891.3 million) with like for like sales up 3%.

In hardware, PC World benefited from strong sales of laptop computers as these products become more powerful and portable with increasing appeal to customers as their main personal computer. PC World saw good growth in sales of peripherals, in particular wireless networking to complement the growth in laptop computers, memory for storage of digital media and components as customers utilise the full functionality of their computers.

PC World introduced a new *Connected Home* department in four stores during the year, supported by Microsoft Inc. These departments are designed to demonstrate to customers how to connect all their computing and digital media together in the modern home. In addition all stores have introduced a range of high definition flat panel televisions to support the integration of computing products in customers' homes.

Internet sales continue to grow strongly at PC World and in the period, represented over 7% of total PC World sales, with *Collect@Store* accounting for three quarters of these sales.

During the first half five new PC World stores were opened, with two further stores planned for the second half.

PC World Business sales grew by 17% to £209.9 million (2005/06: £180.0 million).

Genesis Communications is reported as part of the Computing division for the first time. During the first half, sales were £37.6 million (2005/06: £49.3 million) impacted by the sale of The Link and by the continued shift in focus towards direct distribution by the network operators.

PC City

PC City total sales were up 28% at constant exchange rates to £157.1 million (2005/06: £122.9 million) as the Group continued to invest in both store expansion and promotional activity. Product trends were similar across Europe with laptops showing strong sales. Satellite navigation, wireless networking and memory products also grew strongly. Underlying investment losses in the first half were £16.8 million (2005/06: £15.0 million loss). PC City Spain delivered another strong performance and is making good progress towards profitability.

The Group implemented a significant change programme in France bringing these operations under the control of PC World in the UK in order to reduce operating costs and to improve the customer product offering. This change programme increased investment losses in France during the first half.

PC City Italy opened two new stores during the first half and PC City Spain is expected to open three new stores during the second half of the financial year.

The TechGuys

In response to consumers' growing reliance on new in-home technology, the Group launched The TechGuys during the period, the first and only nationwide technical support service. This service is supported by the Group's state of the art call centres, one of Europe's largest technical databases and a spare parts inventory of two million components. The service also offers specialist repair centres to provide consumers and small businesses with fast, reliable support on installing, connecting, protecting, upgrading, using and fixing IT and audio-visual technology. The Group expects to invest approximately £50 million over the next five years to roll out The TechGuys in the UK and European markets in which the Group operates. In addition to operating from standalone sites, PC Advice clinics in all 155 PC World stores will be rebranded as The TechGuys. By the end of the first half, three standalone clinics had been opened, with a further six expected to be opened during the second half.

NEW BUSINESSES DIVISION

The division comprises FotoVista and Dixons.co.uk. Total sales were £168.1 million (2005/06: £10.6 million). Underlying operating profit was £2.0 million (2005/06: £0.3 million loss).

In July 2006 the Group acquired a controlling 77% interest in Fotovista S.A. (FotoVista), the parent company of Pixmania, a leading European e-tailer of digital photographic and consumer electronic products. Since acquisition, sales have continued to grow strongly in line with expectations with good progress on the introduction of broader product ranges.

Dixons.co.uk, now operating as a pure online specialist electrical e-tailer, delivered sales growth of 192%. Sales performance was driven by strong price propositions and the introduction of new categories and products such as white goods, accessories, toys, fitness and games equipment.

RESULTS AND DIVIDENDS

An underlying sales and profit analysis by division, together with store data, can be found on page 29 and 30. For the 28 weeks ended 11 November 2006 the Group's total and underlying results are as follows:

	Total results		**Underlying results**	
	£ million	**% change**	**£ million**	**% change**
Sales	3,796.9	14%	3,796.9	14%
Operating profit	67.6	(16%)	84.5	1%
Profit before tax	78.9	(25%)	96.9	0%
EPS - continuing operations:				
Basic EPS (pence)	2.9p	(24%)		
Adjusted diluted EPS (pence)			3.5p	3%

Group sales increased by 14% to £3,796.9 million (2005/06: £3,331.9 million). Group like for like gross margins (which exclude the New Businesses division) were slightly lower than last year, impacted by the weak performance in Italy. Excluding Italy, like for like gross margins across the Group were in line with last year.

Underlying operating profit was £84.5 million, up 1% (2005/06: £83.8 million). Underlying profit before tax was £96.9 million, in line with last year, impacted by the challenging trading conditions in the Group's Italian business. Total profit before tax was £78.9 million (2005/06: £105.2 million).

Profit before tax included property profits of £5.5 million (2005/06: £5.4 million).

Adjusted diluted earnings per share were 3.5 pence (2005/06: 3.4 pence), up 3%. Basic earnings per share were 2.9 pence (2005/06: 3.8 pence).

The directors have declared an interim dividend of 2.02 pence per share (2005/06: 1.92 pence), an increase of 5%. This will be paid on 2 March 2007 to shareholders on the register on 26 January 2007.

FINANCIAL POSITION

In the period the net cash generated from continuing operations was £210.4 million (2005/06: £236.8 million). Free Cash Flow generated in the period was £135.4 million (2005/06: £148.1 million).

	28 weeks ended 11 November 2006 £ million	28 weeks ended 12 November 2005 £ million	Change Year on Year £ million
Operating profit	67.6	80.7	(13.1)
Depreciation and amortisation	72.3	71.7	0.6
Working capital	112.8	145.0	(32.2)
Working capital impact of pay-as-you-go customer support agreements	(38.7)	(51.1)	12.4
Other	(3.6)	(9.5)	5.9
Net cash generated from continuing operations	**210.4**	**236.8**	**(26.4)**
Net finance income	14.3	18.8	(4.5)
Taxation paid	(46.4)	(39.7)	(6.7)
Capital expenditure	(89.5)	(92.5)	3.0
Capital expenditure for UK distribution restructuring	(8.1)	-	(8.1)
Sale of freehold property	54.7	24.7	30.0
Free Cash Flow	**135.4**	**148.1**	**(12.7)**

The key driver of Free Cash Flow was working capital that improved by £112.8 million. This was partially offset by the £(38.7) million cash impact from the introduction of the monthly pay-as-you-go customer support agreement proposition. In the period capital expenditure of £8.1 million related to the restructuring of the UK distribution network. Cash generated from the sale of freehold property increased to £54.7 million.

Available Net Funds

At 11 November 2006 the Group had available net funds (which exclude funds held under trust for customer support agreement liabilities) of £135.1 million (2005/06 £178.8 million).

	28 weeks ended 11 November 2006 £ million	28 weeks ended 12 November 2005 £ million
Opening net funds	439.6	523.9
Free Cash Flow	135.4	148.1
The Link cash flow impact	10.7	(8.4)
Acquisitions	(189.8)	(14.1)
Dividends	(119.9)	(115.2)
Repurchase of shares	-	(84.2)
Other movements	20.0	2.2
Closing net funds	**296.0**	**452.3**
Less: Funds held under trust	(160.9)	(273.5)
Available net funds	**135.1**	**178.8**

On 15 September 2006 the Group disposed of its 60% holding in The Link Stores Limited to O_2 (UK) Limited. The impact on Group net funds comprises cash outflows relating to trading of £10.4 million (2005/06: £8.4 million) and £21.1 million net proceeds from the sale.

On 3 July 2006 the Group completed the acquisition of a controlling 77% interest in FotoVista for consideration and costs of €264.3 million (£183.7 million). The acquisition included net debt of £3.5 million.

Dividends of £119.9 million were paid to shareholders in the period (2005/06: £115.2 million).

Tax

The Group's income tax expense for the first half was £23.8 million (2005/06: £33.4 million) an effective tax rate on underlying profit of 30% (2005/06 full year effective rate of 29%). The increase in the tax rate reflects the reduced impact of lower overseas rates.

Adjustments to Underlying Results

	28 weeks ended 11 November 2006 £ million	28 weeks ended 12 November 2005 £ million	Change Year on Year %
Underlying Profit Before Tax	**96.9**	**96.6**	**0%**
Amortisation of acquired intangibles	(2.1)	(0.9)	
Net restructuring costs	(14.8)	(2.2)	
Profit on sale of investments	-	2.9	
Net fair value remeasurements of financial instruments	(1.1)	8.8	
Reported Profit Before Tax	**78.9**	**105.2**	**(25%)**

Items excluded from underlying results comprise:

- Amortisation of acquired intangibles which mainly comprises brand names and which are excluded from underlying earnings to provide a consistency of treatment to that previously adopted for goodwill.
- Net restructuring costs comprise those associated with the reorganisation of distribution operations in the UK, in particular the migration of operations of the main warehouse in Stevenage to Newark. The main constituents of the costs comprise incremental parallel running costs for the two sites, asset impairments and staff related costs. The prior year charge related to the outsourcing of the Group's information systems structure.
- Last year the profit on sale of investments related to the sale of a minority shareholding in Monstermob Group PLC. No equivalent arose in the first half of this year.
- Net fair value remeasurements of financial instruments: These represent the gains and losses arising from the revaluation of derivative financial instruments under methodologies stipulated by IAS 39 "Financial instruments: Recognition and measurement" compared with those on an accruals basis. Such gains and losses would only crystallise if the derivatives were sold, which the Group has no intention of doing. Furthermore, both gains and losses may reverse when revalued at future period end dates, which in the Group's view distorts underlying trading data.

Pensions

The Group's principal pension scheme is the UK defined benefit scheme and under International Financial Reporting Standards, the net deficit is shown on the balance sheet. At 11 November 2006, excluding deferred tax benefits, this deficit amounted to £195.6 million (29 April 2006: £141.7 million, 12 November 2005: £183.1 million). Including deferred tax benefits the deficit amounted to £136.9 million (29 April 2006: £99.8 million, 12 November 2005: £128.1 million).

The value of the plan assets is sensitive to market conditions on the balance sheet date, particularly equity values where the majority of the plan's assets is invested.

The value of the plan obligations is sensitive to the discount rate applied to liabilities at the assessment date. This rate decreased significantly during the period from 5.30% at 29 April 2006 to 5.05% at 11 November 2006 and accounts for the majority of the increase in the deficit since 29 April 2006.

The Group has been implementing a programme of changes to pension arrangements in order to address the deficit over the longer term. These include the gradual increase in the Company contribution rate which rose by a percentage point to 12.9% in August 2006 and a proposed £50 million cash injection in the second half of the year. The final salary section of the UK pension scheme was closed to new members on 1 September 2002.

TRADING FOR THE EIGHT WEEKS ENDED 6 JANUARY 2007

On 17 January 2007 the Group issued a trading statement covering the eight weeks ended 6 January 2007, together with a comment on the outlook for the remainder of the current financial year.

Trading highlights:

- Total Group sales up 14% and like for like sales up 3%.
- Total sales in the UK up 4% and like for like sales up 3%.
- Total international sales up 33% and like for like sales up 3%.
- Strong start to the Winter Sale in all countries.
- Internet sales represented 10% of total Group sales over the period.
- Like for like gross margins across the Group were down 0.7% versus last year.

	8 weeks ended 6 January 2007	
Sales	**Total growth**	**Like for Like growth**
Computing Division	**+7%**	**+3%**
UK Computing - PC World	+6%	+5%
International Computing - PC City	+15%	n/a
Electricals Division	**+9%**	**+2%**
UK & Ireland Electricals	+2%	+1%
Currys	+1%	+1%
Ireland	+34%	+8%
Nordic - Elkjøp	+32%	+11%
Southern Europe	+4%	(4)%
UniEuro	0%	(7)%
Kotsovolos	+15%	+5%
Central Europe - Electro World	+31%	n/a
New Businesses Division	**n/a**	**+134%**
Total Group	**+14%**	**+3%**

NOTES:

(1) The change in total sales for the Divisions and the Group are in Sterling and exclude discontinued operations. All other figures are in local currency.

(2) Like for like sales in the UK exclude sales of customer support agreements.

(3) Currys comprises Currys, Currys.digital and Dixons Tax Free.

(4) UK Computing comprises PC World, PC World Business, Genesis Communications and The TechGuys. Like for like sales are for PC World stores only.

(5) The numbers of PC City and Electro World stores trading are insufficient for a meaningful like for like comparison to be made.

(6) New Businesses Division total sales growth is not meaningful due to the acquisition of FotoVista. Like for like sales are for Dixons.co.uk only.

Across Europe, during the eight week period to 6 January 2007, high definition flat panel televisions and laptop computers sold very well with iPods and other digital technology products continuing to be very popular Christmas gifts.

In the UK, sales of televisions and laptops were also strong throughout the period. PC World delivered a good sales performance and is well positioned for the launch of Windows Vista at the end of January 2007. In the early pre-Christmas gift period, Currys sales were disappointing, as core high-ticket categories reduced as a proportion of the product mix. Currys did however benefit from the late Christmas rush, and subsequently had a strong start to the Winter Sale. Currys maintained gross margins across the whole peak period. For the three-week period to 13 January 2007 Currys like for like sales were up 8%.

In the Group's international operations, there were good sales performances in the Nordic countries, Ireland, Greece, Central Europe and Spain. Italy and PC City France remained disappointing. There are some very early signs of an improving performance in Italy, while the Winter Sale in France only began on 10 January 2007. However the overall performance across the period in both countries means that the Group is now unlikely to deliver its expectations in those markets in this financial year.

The total Group e-commerce performance was very encouraging, with strong sales growth from both pure-play and multi-channel retail web sites. Total online sales now account for 10% of Group sales. Pixmania delivered good growth, in line with expectations, with a particularly strong performance in its home market of France. The sales performance of Dixons.co.uk exceeded expectations.

OUTLOOK

The Group expects to be able to deliver good progress in most of its major businesses this year, however, progress on last year's underlying profit before tax will be offset by the very disappointing year in Italy. There are still four months of trading ahead in the current financial year. While the impact of higher interest rates and taxes on customers' discretionary expenditure is uncertain, there is an exciting product pipeline, which will offer opportunities in all of the Group's markets and the strong start to the Winter Sale period in all countries has been encouraging.

John Clare
Group Chief Executive
17 January 2007

Consolidated Income Statement

	Note	28 weeks ended 11 November 2006 Unaudited £ million	28 weeks ended 12 November 2005 Unaudited £ million	52 weeks ended 29 April 2006 Audited £ million
Revenue	2	3,796.9	3,331.9	7,072.0
Profit from operations before associates		67.4	80.6	262.7
Share of post tax results of associates		0.2	0.1	0.3
Operating profit	2	67.6	80.7	263.0
Profit on sale of investments	3,4	-	2.9	2.9
Finance income	4	52.9	63.0	106.4
Finance costs	4	(41.6)	(41.4)	(70.0)
Net finance income		11.3	24.5	39.3
Profit before tax		78.9	105.2	302.3
Analysed as:				
Underlying profit before tax	3	96.9	96.6	317.6
Amortisation of acquired intangibles		(2.1)	(0.9)	(2.0)
Net restructuring costs		(14.8)	(2.2)	(22.4)
Other one off charges		-	-	(4.1)
Profit on sale of investments		-	2.9	2.9
Net fair value remeasurements of financial instruments		(1.1)	8.8	10.3
Income tax expense	5	(23.8)	(33.4)	(90.3)
Profit after tax - continuing operations		55.1	71.8	212.0
Profit on disposal of subsidiary		1.0	-	-
(Loss) / profit after tax from discontinued operations		(6.1)	4.3	(0.3)
(Loss) / profit after tax – discontinued operations	11	(5.1)	4.3	(0.3)
Profit for the period		50.0	76.1	211.7
Attributable to:				
Equity shareholders of the parent company		53.6	78.3	215.9
Minority interests		(3.6)	(2.2)	(4.2)
		50.0	76.1	211.7
Earnings per share (pence)	6			
Basic - total		2.9p	4.2p	11.7p
Diluted - total		2.9p	4.2p	11.6p
Basic - continuing operations		2.9p	3.8p	11.4p
Diluted - continuing operations		2.9p	3.8p	11.3p
Non-GAAP measures:				
Adjusted earnings per share (pence)	6			
Basic - continuing operations		3.6p	3.5p	12.2p
Diluted - continuing operations		3.5p	3.4p	12.1p

Consolidated Statement of Recognised Income and Expense

	28 weeks ended 11 November 2006 Unaudited £ million	28 weeks ended 12 November 2005 Unaudited £ million	52 weeks ended 29 April 2006 Audited £ million
Profit for the period	50.0	76.1	211.7
Actuarial (losses) / gains on defined benefit pension scheme	(54.3)	4.6	47.1
Fair value remeasurement gains / (losses) on financial instruments	20.9	8.4	(22.9)
Tax on charge / (credit) on items taken directly to equity	10.5	(1.1)	(7.2)
Currency translation movements	(31.2)	8.4	27.1
Net (expense) / income recognised directly in equity	(54.1)	20.3	44.1
Total recognised income and expense for the period	(4.1)	96.4	255.8
Attributable to:			
Equity shareholders of the parent company	(0.2)	98.6	259.8
Minority interests	(3.9)	(2.2)	(4.0)
	(4.1)	96.4	255.8

Consolidated Balance Sheet

	Note	11 November 2006 Unaudited £ million	12 November 2005 Unaudited £ million	29 April 2006 Audited £ million
Non-current assets				
Goodwill		**1,165.1**	1,038.3	1,087.6
Intangible assets		**145.7**	105.1	109.7
Property, plant and equipment		**595.3**	605.8	641.4
Investments		**2.2**	3.2	2.2
Trade and other receivables		**20.3**	13.4	50.4
Deferred tax assets		**133.9**	164.1	134.4
		2,062.5	1,929.9	2,025.7
Current assets				
Inventories	7	**1,176.6**	1,077.6	873.4
Trade and other receivables		**485.5**	471.6	370.4
Income tax receivable		**-**	8.7	-
Short term investments	10	**201.8**	255.8	232.6
Cash and cash equivalents	10	**509.3**	591.2	617.5
		2,373.2	2,404.9	2,093.9
Total assets		**4,435.7**	4,334.8	4,119.6
Current liabilities				
Bank overdrafts		**(8.3)**	(16.3)	-
Borrowings	10	**(4.0)**	(13.1)	(8.8)
Obligations under finance leases		**(0.9)**	(0.5)	(0.5)
Trade and other payables		**(2,039.8)**	(1,985.4)	(1,644.2)
Income tax payable		**(33.9)**	(95.7)	(67.9)
Provisions		**(28.7)**	(4.9)	(27.7)
		(2,115.6)	(2,115.9)	(1,749.1)
Net current assets		**257.6**	289.0	344.8
Non-current liabilities				
Borrowings	10	**(301.1)**	(305.5)	(301.1)
Obligations under finance leases		**(100.8)**	(59.3)	(100.1)
Retirement benefit obligations	12	**(195.6)**	(183.1)	(141.7)
Other payables		**(375.3)**	(356.4)	(387.0)
Deferred tax liabilities		**(24.3)**	-	(6.1)
Provisions		**(4.1)**	(1.5)	(10.8)
		(1,001.2)	(905.8)	(946.8)
Total liabilities		**(3,116.8)**	(3,021.7)	(2,695.9)
Net assets		**1,318.9**	1,313.1	1,423.7
Capital and reserves	8			
Called up share capital		**46.0**	45.8	45.6
Share premium account		**165.2**	142.3	145.9
Other reserves		**40.7**	51.0	26.1
Retained earnings		**1,066.0**	1,062.9	1,196.8
Equity attributable to equity holders of the parent company		**1,317.9**	1,302.0	1,414.4
Equity minority interests		**1.0**	11.1	9.3
Total equity		**1,318.9**	1,313.1	1,423.7

Consolidated Cash Flow Statement

		Note	28 weeks ended 11 November 2006 Unaudited £ million	28 weeks ended 12 November 2005 Unaudited £ million	52 weeks ended 29 April 2006 Audited £ million
Operating activities - continuing operations					
Cash generated from operations	*	10	210.4	236.8	429.6
Income tax paid	*		(46.4)	(39.7)	(86.9)
Net cash flow from operating activities			164.0	197.1	342.7
Investing activities - continuing operations					
Purchase of property, plant & equipment and other intangibles	*		(96.6)	(92.3)	(198.5)
Purchase of subsidiaries		11	(186.3)	(14.1)	(56.8)
Purchase of non-current investments			-	(3.0)	(3.9)
Interest received	*		26.2	27.4	53.3
Decrease in short term investments			31.2	51.5	74.7
Disposal of property, plant & equipment and other intangibles	*		54.7	24.7	69.2
Disposal of non-current investments			-	8.2	8.2
Disposal of subsidiary			21.1	-	-
Net cash flow from investing activities			(149.7)	2.4	(53.8)
Financing activities - continuing operations					
Issue of ordinary share capital			19.7	0.2	2.5
Purchase of own shares			-	(84.2)	(109.9)
Capital element of finance lease payments	*		(1.0)	(0.2)	(0.3)
Interest element of finance lease payments	*		(3.5)	(2.3)	(4.4)
Decrease in borrowings due within one year			(5.6)	(7.5)	(11.8)
Increase / (decrease) in borrowings due after more than one year			0.9	1.6	(3.3)
Cash received on inception of finance leases	*		-	-	45.4
Interest paid	*		(8.4)	(6.3)	(20.5)
Equity dividends paid			(119.9)	(115.2)	(149.9)
Net cash flow from financing activities			(117.8)	(213.9)	(252.2)
(Decrease) / increase in cash and cash equivalents	(i)				
Continuing operations			(103.5)	(14.4)	36.7
Discontinued operations		11	(10.4)	(8.4)	(16.3)
		10	(113.9)	(22.8)	20.4
Cash and cash equivalents at beginning of period	(i)		617.5	597.4	597.4
Currency translation differences			(2.6)	0.3	(0.3)
Cash and cash equivalents at end of period	(i)	10	501.0	574.9	617.5
Free Cash Flow	(ii)		135.4	148.1	286.9

(i) For the purposes of this cash flow statement, cash and cash equivalents comprise those amounts described as "cash and cash equivalents" on the consolidated balance sheet, less overdrafts, which are classified within current liabilities on the consolidated balance sheet. A reconciliation to the balance sheet amounts is shown in note 10.

(ii) Free Cash Flow comprises those items marked * and comprises cash generated from continuing operations less income tax paid, plus net finance income, cash flows related to finance leases and net capital expenditure. The directors consider that "Free Cash Flow" provides additional useful information to shareholders in respect of cash generation and is consistent with how business performance is measured internally.

Notes to the interim financial statements

1 Basis of preparation and accounting policies

The interim financial statements for the 28 weeks ended 11 November 2006 were approved by the directors on 17 January 2007. The interim financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority and the accounting policies set out in the Group's Annual Report and Accounts for the 52 week period ended 29 April 2006. The interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, but have been reviewed by the auditors. The financial information for the 52 weeks ended 29 April 2006 does not constitute the Company's statutory accounts for that period but has been extracted from those accounts which have been filed with the Registrar of Companies. The auditors have reported on those accounts, their report was unqualified and did not contain statements under Sections 237(2) or (3) of the Companies Act 1985.

The directors consider that the 'underlying' profit and 'adjusted' earnings per share measures provide additional useful information for shareholders on the underlying performance of the business, and are consistent with how business performance is measured internally. It is not a recognised profit measure under IFRS and may not be directly comparable with 'adjusted' profit measures used by other companies.

2 Segmental analysis

On 5 April 2006 the Group announced that the Dixons brand was to focus exclusively on e-commerce operations. As a result, the e-commerce operations of Dixons together with the operations of FotoVista which were acquired during the period, as described in note 11, now form a New Businesses division. Comparative figures for the Electricals division have been restated to reflect the change in management responsibility for the e-commerce activities of Dixons.

During the period, the Group completed the sale of its 60 per cent stake in The Link Stores Limited (The Link) as further described in note 11. This previously comprised the majority of the Communications division and as a result, the small remaining communications operations comprising Genesis Communications have been integrated into the Computing division. Comparative figures have been restated to reflect this change and The Link has therefore been treated as a discontinued operation.

The Group is now managed and reported according to three operating divisions: Computing, Electricals and New Businesses.

These divisions are the basis on which the Group reports its primary segmental information. The principal activities of each division are as follows:

- The Computing division is engaged in the retail and business to business sale of computer hardware and software, associated peripherals and services and related financial and after-sales services. The division operates in the UK and Southern Europe (which also includes the small Nordic operations). The division also comprises Genesis Communications which is engaged in the business to business sale of telecommunications products and associated peripherals and after sales services.
- The Electricals division is engaged in the retail sale of high technology consumer electronics, domestic appliances, photographic equipment and related financial and after-sales services. The division operates in the UK, Ireland, the Nordic region, Southern Europe and Central Europe.
- The New Businesses division is engaged in e-commerce activities being the online retail sale of high technology consumer electronics, domestic appliances, photographic equipment and related financial and after-sales services. The division operates in the UK, Ireland, Northern Europe, Southern Europe and Central Europe.

Corporate Centre and Shared Services includes the residual Codic property operations in Germany retained by the Group following the sale of the remainder of the European Property division in 2003.

There were no material exports from the locations in which the Group operates.

Notes to the interim financial statements (continued)

2 Segmental analysis (continued)

(a) Revenue and operating profit

	28 weeks ended 11 November 2006				
	Computing £ million	Electricals £ million	New Businesses £ million	Corporate Centre & Shared Services £ million	Total £ million
Revenue	1,097.6	2,531.2	168.1	-	3,796.9
Underlying operating profit / (loss) before associates	34.6	54.0	2.0	(6.3)	84.3
Share of post tax result of associates	-	0.2	-	-	0.2
Underlying operating profit / (loss)	34.6	54.2	2.0	(6.3)	84.5
Amortisation of acquired intangibles	(0.7)	(0.5)	(0.9)	-	(2.1)
Restructuring costs	-	(14.8)	-	-	(14.8)
Operating profit / (loss)	33.9	38.9	1.1	(6.3)	67.6

Underlying operating profit / (loss) is stated after recognising net property profits of £5.5 million in Corporate Centre and Shared Services.

	28 weeks ended 12 November 2005				
	Computing £ million	Electricals £ million	New Businesses £ million	Corporate Centre & Shared Services £ million	Total £ million
Revenue	1,014.2	2,306.9	10.6	0.2	3,331.9
Underlying operating profit / (loss) before associates	36.8	52.9	(0.3)	(5.7)	83.7
Share of post tax result of associates	-	0.1	-	-	0.1
Underlying operating profit / (loss)	36.8	53.0	(0.3)	(5.7)	83.8
Amortisation of acquired intangibles	(0.6)	(0.3)	-	-	(0.9)
Restructuring costs	(1.0)	(1.2)	-	-	(2.2)
Operating profit / (loss)	35.2	51.5	(0.3)	(5.7)	80.7

Underlying operating profit / (loss) is stated after recognising net property profits of £5.4 million in Corporate Centre and Shared Services.

2 Segmental analysis (continued)

(a) Revenue and operating profit

	52 weeks ended 29 April 2006				
	Computing £ million	Electricals £ million	New Businesses £ million	Corporate Centre & Shared Services £ million	Total £ million
Revenue	2,127.4	4,912.1	26.3	6.2	7,072.0
Underlying operating profit / (loss) before associates	113.8	197.3	-	(19.9)	291.2
Share of post tax result of associates	-	0.3	-	-	0.3
Underlying operating profit / (loss)	113.8	197.6	-	(19.9)	291.5
Amortisation of acquired intangibles	(1.4)	(0.6)	-	-	(2.0)
Net restructuring costs	(9.7)	(12.7)	-	-	(22.4)
Other one-off charges	-	-	-	(4.1)	(4.1)
Operating profit / (loss)	102.7	184.3	-	(24.0)	263.0

Underlying operating profit / (loss) is stated after recognising net property profits of £7.4 million in Corporate Centre and Shared Services.

(b) Seasonality

Due to the seasonal nature of the business centred around the Christmas trading period, higher revenues and operating profits are generated in the second half of the year than in the first 28 weeks. Higher sales in that period are attributed to the increase in consumer demand during Christmas.

Notes to the interim financial statements (continued)

3 Reconciliation of underlying profit before tax

		28 weeks ended 11 November 2006 £ million	28 weeks ended 12 November 2005 £ million	52 weeks ended 29 April 2006 £ million
Underlying profit before tax		96.9	96.6	317.6
Included in operating profit:				
Amortisation of acquired intangibles		(2.1)	(0.9)	(2.0)
Net restructuring costs	(i)	(14.8)	(2.2)	(22.4)
Other one off charges	(ii)	-	-	(4.1)
		(16.9)	(3.1)	(28.5)
Included in net finance income:				
Profit on sale of investments	(iii)	-	2.9	2.9
Net fair value remeasurements of financial instruments	(iv)	(1.1)	8.8	10.3
		(1.1)	11.7	13.2
Profit before tax		78.9	105.2	302.3

(i) Net restructuring costs:

	Net property profit / (loss) £ million	Asset impairment £ million	Other charges £ million	Total £ million
				28 weeks ended 11 November 2006
Distribution network transformation	-	(2.9)	(11.9)	(14.8)
				28 weeks ended 12 November 2005
Information systems outsourcing	-	-	(2.2)	(2.2)
				52 weeks ended 29 April 2006
Distribution network transformation	10.4	(3.6)	(11.4)	(4.6)
Information systems outsourcing	-	-	(7.0)	(7.0)
Electricals division operations and brand portfolio	(1.4)	(2.0)	(2.6)	(6.0)
PC City France operating model	-	(3.5)	(1.3)	(4.8)
	9.0	(9.1)	(22.3)	(22.4)

Net property profits include gains and losses on sale of properties associated directly with the reorganisation plans net of onerous lease contracts. Asset impairments relate mainly to intangible assets, items of property, plant and equipment which are to be eliminated from the business over a shorter period than their current useful expected lives and inventories. Other charges are predominantly employee severance and incremental transition costs.

(ii) Other one off charges: Such charges are defined as those costs deriving from events outside the ordinary course of business together with asset impairments (52 weeks ended 29 April 2006: £2.8 million related to remedial work associated with damage caused to the Group's head office premises by the Buncefield oil depot explosion in December 2005, which is the subject of an insurance claim, together with £1.3 million relating to the impairment of a small minority investment).

(iii) Profit on sale of investments: £nil (28 weeks ended 12 November 2005 and 52 weeks ended 29 April 2006: Related to a profit arising from the sale of a minority shareholding in Monstermob Group PLC).

(iv) Net fair value remeasurements of financial instruments: Items excluded from underlying finance income and expense represent the gains and losses arising from the revaluation of derivative financial instruments under methodologies stipulated by IAS 39 "Financial instruments: Recognition and measurement" compared with those on an accruals basis.

4 Net finance income

	28 weeks ended 11 November 2006 £ million	28 weeks ended 12 November 2005 £ million	52 weeks ended 29 April 2006 £ million
Profit on sale of investments •	-	2.9	2.9
Bank and other interest receivable	27.1	29.7	57.0
Expected return on pension scheme assets	23.1	18.4	34.4
Fair value measurement gains on financial instruments •	2.7	14.9	15.0
Finance income	52.9	63.0	106.4
6.125% Guaranteed Bonds 2012 interest and related charges	(10.0)	(10.0)	(18.6)
Bank loans, overdrafts and other interest payable	(3.7)	(4.3)	(7.3)
Finance lease interest payable	(3.5)	(2.3)	(4.4)
Interest on pension scheme liabilities	(20.6)	(18.7)	(35.0)
Fair value measurement losses on financial instruments •	(3.8)	(6.1)	(4.7)
Finance costs	(41.6)	(41.4)	(70.0)
Total net finance income	11.3	24.5	39.3
Underlying total net finance income	12.4	12.8	26.1

Underlying total net finance income excludes items marked •. See note 3 for a description of such items.

5 Tax

	28 weeks ended 11 November 2006 £ million	28 weeks ended 12 November 2005 £ million	52 weeks ended 29 April 2006 £ million
Current tax			
UK corporation tax at 30%	16.7	14.7	58.4
Credit in respect of restructuring costs	(4.4)	-	-
	12.3	14.7	58.4
Double tax relief	-	-	(22.8)
Total UK corporation tax	12.3	14.7	35.6
Overseas taxation	7.2	13.5	21.9
Adjustment in respect of earlier periods:			
UK corporation tax	(9.0)	-	(1.9)
Overseas taxation	0.2	-	0.6
	10.7	28.2	56.2
Deferred tax:			
Current period	3.9	5.8	44.9
Credit in respect of net restructuring costs and other one off charges	-	(0.6)	(3.5)
Adjustment in respect of earlier periods	9.2	-	(7.3)
	13.1	5.2	34.1
Total income tax expense	23.8	33.4	90.3
Analysed as:			
Underlying tax charge	29.1	31.7	91.4
Tax on amortisation of acquired intangibles	(0.6)	(0.3)	(0.6)
Tax on net restructuring costs and other one off charges	(4.4)	(0.6)	(3.5)
Tax on net fair value remeasurements of financial instruments	(0.3)	2.6	3.0

The taxation charge based on underlying results is based on the estimated effective rate of taxation of 30 per cent on underlying earnings for the 52 weeks ending 28 April 2007. The equivalent effective rate of taxation for the 52 weeks ended 29 April 2006 was 29 per cent.

Notes to the interim financial statements (continued)

6 Earnings per share

	28 weeks ended 11 November 2006 £ million	28 weeks ended 12 November 2005 £ million	52 weeks ended 29 April 2006 £ million
Basic and diluted earnings			
Continuing and discontinued operations	53.6	78.3	215.9
Discontinued operations	(0.5)	(7.2)	(5.1)
Continuing operations	53.1	71.1	210.8
Adjustments (net of taxation):			
Amortisation of acquired intangibles	1.5	0.6	1.4
Restructuring net costs	10.4	1.6	18.9
Other one off charges	-	-	4.1
Profit on sale of investments	-	(2.9)	(2.9)
Net fair value remeasurements of financial instruments	0.8	(6.2)	(7.3)
Total adjustments (net of taxation)	12.7	(6.9)	14.2
Adjusted basic and diluted earnings	65.8	64.2	225.0
	Million	Million	Million
Basic weighted average number of shares	1,834.0	1,859.1	1,844.7
Employee share option and ownership schemes	28.2	15.9	18.5
Diluted weighted average number of shares	1,862.2	1,875.0	1,863.2
	Pence	Pence	Pence
Basic earnings per share			
Continuing and discontinued operations	2.9	4.2	11.7
Less discontinued operations	-	(0.4)	(0.3)
Continuing operations	2.9	3.8	11.4
Adjustments (net of taxation)	0.7	(0.3)	0.8
Adjusted basic earnings per share	3.6	3.5	12.2
Diluted earnings per share			
Continuing and discontinued operations	2.9	4.2	11.6
Less discontinued operations	-	(0.4)	(0.3)
Continuing operations	2.9	3.8	11.3
Adjustments (net of taxation)	0.6	(0.4)	0.8
Adjusted diluted earnings per share	3.5	3.4	12.1

Basic and diluted earnings per share are based on profit for the period attributable to equity shareholders. Adjusted earnings per share are shown in order to present the underlying performance of the Group from its continuing operations. Such adjustments used to determine underlying earnings are further described in note 3.

7 Inventories

	11 November 2006 £ million	12 November 2005 £ million	29 April 2006 £ million
Net finished goods and goods for resale	1,175.7	1,071.1	872.5
Properties held for development or resale	0.9	6.5	0.9
	1,176.6	1,077.6	873.4

8 Reconciliation of movements in equity

	11 November 2006 £ million	12 November 2005 £ million	29 April 2006 £ million
Opening equity shareholders' funds	1,414.4	1,408.7	1,408.7
Transition adjustment on adoption of IAS 32 and 39, net of tax	-	(10.9)	(10.9)
Opening equity shareholders' funds – as restated	1,414.4	1,397.8	1,397.8
Profit for the period	53.6	78.3	215.9
Equity dividends paid	(119.9)	(115.2)	(150.2)
Actuarial (losses) / gains on defined benefit pension scheme	(54.3)	4.6	47.1
Purchase and cancellation of own shares	-	(84.2)	(107.6)
Investment in own shares	-	-	(1.5)
Vesting of own shares	-	-	(0.8)
Currency retranslation	(30.9)	8.4	26.9
Share based payment	3.3	4.3	8.8
Cash flow hedges	(4.8)	8.4	(3.9)
Net investment hedges	25.7	0.3	(18.7)
Fair value changes on investments	-	(0.3)	(0.3)
Tax on items taken directly to equity	11.1	(0.5)	(1.6)
Ordinary shares issued: Share option and ownership schemes	19.7	0.1	2.5
Closing equity shareholders' funds	1,317.9	1,302.0	1,414.4
Minority interests	1.0	11.1	9.3
Closing total equity	1,318.9	1,313.1	1,423.7

During the period 17,207,477 shares were issued in respect of options exercised under employee share schemes.

Notes to the interim financial statements (continued)

9 Dividends

	per share	28 weeks ended 11 November 2006 £ million	28 weeks ended 12 November 2005 £ million	52 weeks ended 29 April 2006 £ million
Amounts recognised as distributions to equity shareholders				
- on ordinary shares of 2.5p each				
Final dividend for 2004/05	6.22p	-	115.2	115.2
Interim dividend for 2005/06	1.92p	-	-	35.0
Final dividend for 2005/06	6.53p	**119.2**	-	-
		119.2	115.2	150.2
Proposed interim dividend 2006/07	2.02p	**37.2**	-	-

As at 11 November 2006, the interim dividend for 2006/07 had not been declared by the Board and accordingly has not been recognised as a liability in these financial statements.

10 Notes to the cash flow statement

(a) Reconciliation of operating profit to net cash generated from operating activities

	28 weeks ended 11 November 2006 £ million	28 weeks ended 12 November 2005 £ million	52 weeks ended 29 April 2006 £ million
Operating profit	60.9	80.6	261.9
Operating loss – discontinued operations	6.7	0.1	1.1
Operating profit - continuing operations	67.6	80.7	263.0
Amortisation of acquired intangibles	2.1	0.9	2.0
Amortisation of other intangibles and depreciation	70.2	70.8	130.7
Share based payment charge	4.2	4.3	9.5
Share of post tax results of associates	(0.2)	(0.1)	(0.3)
Profit on disposal of property, plant & equipment	(5.0)	(5.4)	(7.6)
Profit on disposal of property, plant & equipment arising from restructuring	-	-	(9.0)
Net (utilisation of) / additions to non-underlying provisions and impairment	(2.6)	(8.3)	34.2
Operating cash flows before movements in working capital	136.3	142.9	422.5
Movements in working capital:			
Increase in inventories	(310.8)	(244.5)	(16.5)
Increase in trade and other receivables	(92.3)	(79.3)	(8.8)
Increase in trade and other payables	477.2	417.7	32.4
	74.1	93.9	7.1
Cash generated from operations - continuing operations	210.4	236.8	429.6

(b) Analysis of net funds

	30 April 2006 £ million	Cash flow £ million	Acquisitions (ii) £ million	Other non-cash movements £ million	Exchange movements £ million	11 November 2006 £ million
Cash and cash equivalents (i)	617.5	(105.6)	-	-	(2.6)	509.3
Overdrafts	-	(8.3)	-	-	-	(8.3)
	617.5	(113.9)	-	-	(2.6)	501.0
Short term investments	232.6	(31.2)	0.1	-	0.3	201.8
Borrowings due within one year	(8.8)	5.6	(1.6)	-	0.8	(4.0)
Borrowings due after more than one year	(301.1)	(0.8)	-	0.3	0.5	(301.1)
Obligations under finance leases	(100.6)	0.9	(2.0)	-	-	(101.7)
	(410.5)	5.7	(3.6)	0.3	1.3	(406.8)
Net funds	439.6	(139.4)	(3.5)	0.3	(1.0)	296.0

Funds held under trust to fund customer support agreements were £160.9 million (28 weeks ended 11 November 2005: £273.5 million, 52 weeks ended 29 April 2006: £193.5 million). Net funds excluding amounts held under trust to fund customer support agreements totalled £135.1 million (28 weeks ended 11 November 2005: £178.8 million, 52 weeks ended 29 April 2006: £246.1 million).

i) Cash and cash equivalents are represented as a single class of assets on the face of the consolidated balance sheet. For the purpose of the consolidated cash flow, cash and cash equivalents comprise those amounts presented as such on the balance sheet less overdrafts (which form part of current liabilities on the balance sheet).

ii) Excluding cash and cash equivalents and overdrafts.

Notes to the interim financial statements (continued)

11 Acquisitions and Disposals

(a) Acquisitions

The main acquisition in the period occurred on 3 July 2006 whereby the Group acquired a controlling 77 per cent interest in Fotovista S.A. (FotoVista). FotoVista is the parent company of Pixmania, a leading European e-tailer of digital photographic and consumer electronic products. Consideration and costs were €264.3 million (£183.7 million). The provisional fair value of the Group's share of net assets acquired amounted to €59.8 million (£41.6 million) resulting in goodwill of €204.5 million (£142.1 million).

(b) Disposals

On 15 September 2006 the Group disposed of its 60 per cent holding in The Link Stores Limited (The Link) to O_2 (UK) Limited. The net assets disposed of were as follows:

	£ million
Intangible assets	4.4
Property, plant and equipment	8.1
Other assets	45.7
Cash and cash equivalents	5.8
Current liabilities	(22.6)
Equity minority interest	(16.5)
Net assets disposed	24.9
Profit on disposal of subsidiary	1.0
	25.9
Consideration	30.5
Disposal fees and exit costs	(4.6)
Consideration and costs	25.9

Disposal fees mainly comprise fees payable to external advisors. Exit costs mainly comprise asset write downs and impairments together with associated termination costs. There is no tax arising on this profit due to the availability of capital losses brought forward.

Cash flow from disposals	£ million
Consideration	30.5
Disposal fees and exit costs	(3.6)
Net cash and cash equivalents disposed of with subsidiary	(5.8)
Net cash inflow	21.1

As described in note 2, the operations of The Link comprised the majority of the Communications division which accordingly have been classified as discontinued. Results of these discontinued operations were as follows:

	28 weeks ended 11 November 2006 £ million	28 weeks ended 12 November 2005 £ million	52 weeks ended 29 April 2006 £ million
Revenue	90.4	175.1	331.4
Expenses	(97.1)	(175.2)	(332.5)
Operating loss	(6.7)	(0.1)	(1.1)
Finance income	0.6	1.0	1.7
(Loss) / profit before tax	(6.1)	0.9	0.6
Income tax credit / (expense)	-	3.4	(0.9)
	(6.1)	4.3	(0.3)
Profit on disposal of discontinued operations	1.0	-	-
(Loss) / profit for the period	(5.1)	4.3	(0.3)
Attributable to:			
Equity shareholders of the parent company	0.5	7.2	5.1
Minority interests	(5.6)	(2.9)	(5.4)
	(5.1)	4.3	(0.3)

11 Acquisitions and Disposals (continued)

(c) Cash flows from discontinued operations

	28 weeks ended 11 November 2006 £ million	28 weeks ended 12 November 2005 £ million	52 weeks ended 29 April 2006 £ million
Operating activities	(10.4)	0.6	(6.0)
Investing activities	-	(0.8)	(2.1)
Financing activities	-	(8.2)	(8.2)
	(10.4)	(8.4)	(16.3)

Cash flows from investing activities relate to interest received and capital expenditure. Cash flows from financing activities comprise dividends paid to minority shareholders.

12 Retirement benefit obligation

The Group's principal pension scheme operates in the UK and includes a funded defined benefit section whose assets are held in a separate trustee administered fund. The net obligation is analysed as follows:

	11 November 2006 £ million	12 November 2005 £ million	29 April 2006 £ million
Fair value of plan assets	619.9	532.9	590.8
Present value of defined benefit obligations	(815.5)	(716.0)	(732.5)
Net obligation	(195.6)	(183.1)	(141.7)

The value of obligations is particularly sensitive to the discount rate applied to liabilities at the assessment date. The value of the plan assets is sensitive to market conditions, particularly equity values. The assumptions used in the valuation are listed below:

Rates per annum	11 November 2006	12 November 2005	29 April 2006
Discount rate	5.05%	5.25%	5.30%
Inflation	2.90%	2.80%	2.80%
Rate of increase in pensionable salaries	4.40%	4.30%	4.30%
Rate of increase in pensions in payment / deferred pensions	2.90%	2.80%	2.80%

13 Contingent liabilities

	11 November 2006 £ million	12 November 2005 £ million	29 April 2006 £ million
Guarantees	77.0	39.3	59.1
Other	19.8	16.6	21.2
	96.8	55.9	80.3

Guarantees comprise potential obligations to financial institutions in respect of activities undertaken in the normal course of business. In addition, contingent liabilities also exist in respect of lease covenants relating to premises assigned to third parties.

14 Post balance sheet event

On 15 December 2006, the Group acquired a 40 per cent interest in FGH A/S ("F-Group"), a leading consumer electronics retailer in Denmark, for a total cash consideration of DKK 175 million (£16 million).

Independent Review Report

To DSG international plc

Introduction
We have been instructed by the Company to review the financial information for the 28 weeks ended 11 November 2006 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reason for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 28 weeks ended 11 November 2006.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants
London
17 January 2007

Additional Information

Underlying sales and operating profit analysis

	Note	Sales: 28 weeks ended 11 November 2006 £ million	Sales: 28 weeks ended 12 November 2005 £ million	Sales: Total % change	Sales: Like for like % change	Operating profit / (loss)*: 28 weeks ended 11 November 2006 £ million	Operating profit / (loss)*: 28 weeks ended 12 November 2005 £ million
Computing							
UK Computing	1	940.5	891.3	6%	3%	51.4	51.8
International Computing	2	157.1	122.9	28%	n/a	(16.8)	(15.0)
Total Computing		1,097.6	1,014.2	8%	3%	34.6	36.8
Electricals							
UK & Ireland Electricals		1,341.2	1,281.1	5%	5%	17.0	2.5
Nordic	3	664.6	530.6	25%	11%	41.8	36.3
Southern Europe	4	460.1	449.6	2%	(5)%	2.5	19.5
Central Europe	5	65.3	45.6	43%	n/a	(7.1)	(5.3)
Total Electricals		2,531.2	2,306.9	10%	4%	54.2	53.0
Total New Businesses	6	168.1	10.6	n/a	192%	2.0	(0.3)
TOTAL RETAIL		3,796.9	3,331.7	14%	5%	90.8	89.5
Corporate Centre & Shared Services		-	0.2	n/a	n/a	(6.3)	(5.7)
TOTAL GROUP UNDERLYING		3,796.9	3,331.9	14%	5%	84.5	83.8
Underlying finance income						12.4	12.8
TOTAL UNDERLYING PROFIT BEFORE TAX						96.9	96.6

* Underlying results are defined as being before discontinued operations, amortisation of acquired intangibles, net restructuring costs, profits on sale of investments, profits on sale of subsidiaries and net fair value remeasurements of financial instruments.

1 UK Computing comprises PC World, PC World Business and Genesis Communications.
2 International Computing comprises the PC City operations in Spain, France, Sweden and Italy.
3 Nordic comprises the Elkjøp Group, which operates in Norway, Sweden, Finland, Denmark, Iceland and Faroe Islands.
4 Southern Europe comprises UniEuro in Italy and Kotsovolos in Greece.
5 Central Europe comprises Electro World, which operates in Hungary, the Czech Republic and Poland.
6 New Businesses comprises Dixons.co.uk and FotoVista (19 weeks contribution following completion of the acquisition on 3 July 2006). Total sales comparison year on year is not considered meaningful. The like for like change relates to Dixons.co.uk only.

Additional Information (continued)

Retail Store data

	Number of stores			Selling space '000 sq ft		
	11 November 2006	12 November 2005	29 April 2006	11 November 2006	12 November 2005	29 April 2006
Computing						
PC World	**155**	148	150	**2,481**	2,390	2,420
The TechGuys	**3**	-	1	**4**	-	1
UK Computing	**158**	148	151	**2,485**	2,390	2,421
PC City Spain	**25**	22	25	**437**	370	424
PC City France	**11**	9	11	**190**	156	190
PC City Italy	**9**	6	7	**154**	110	125
PC City Sweden	**8**	5	8	**136**	83	136
International Computing	**53**	42	51	**917**	719	875
Total Computing	**211**	190	202	**3,402**	3,109	3,296
Electricals						
Currys *	**545**	577	568	**4,995**	5,001	5,005
Ireland	**24**	20	21	**242**	209	211
UK & Ireland Electricals	**569**	597	589	**5,237**	5,210	5,216
Elkjøp – Norway	**97**	96	96	**1,135**	1,050	1,087
Elkjøp – Sweden	**53**	49	51	**961**	903	941
Elkjøp – Denmark	**27**	25	26	**457**	434	447
Elkjøp – Finland	**52**	19	43	**699**	375	667
Elkjøp – Iceland	**2**	2	2	**30**	30	30
Elkjøp – *Faroe Islands*	**3**	3	3	**9**	9	9
Nordic **	**234**	194	221	**3,291**	2,801	3,181
UniEuro	**116**	104	110	**2,237**	2,002	2,111
Kotsovolos **	**82**	75	77	**734**	600	671
Southern Europe	**198**	179	187	**2,971**	2,602	2,782
Electro World Hungary	**7**	6	6	**239**	207	207
Electro World Czech Republic	**9**	7	8	**317**	260	280
Electro World Poland	**4**	1	2	**149**	58	91
Central Europe	**20**	14	16	**705**	525	578
Total Electricals	**1,021**	984	1,013	**12,204**	11,138	11,757
Total Retail	**1,232**	1,174	1,215	**15,606**	14,247	15,053

* Comprises Currys, Currys.digital and Dixons Tax Free

** Includes franchise stores

Shareholder Information

Registered office
Maylands Avenue, Hemel Hempstead, Hertfordshire HP2 7TG
Registered No. 3847921
www.dsgiplc.com

Registrars and transfer office
Capita IRG plc, Northern House, Woodsome Park, Fenay Bridge, Huddersfield, West Yorkshire HD8 0LA
Tel: 0870 162 3100
www.capitaregistrars.com

Joint brokers
Citigroup Global Markets
JPMorgan Cazenove

Shareholder enquiries
Shareholders can access shareholding details over the internet. The web address for our Registrars' site is shown above. As well as checking name, address and shareholding details in the Shareholder Help section, you can download change of address, dividend mandate and stock transfer forms. This is a secure site. So that the system can validate enquiries an Investor Code is required. This is a numerical account number shown on your share certificate and dividend tax counterfoil.

Share dealing service
Online and telephone share dealing services are available through our Registrars, providing easy access and simple to use services. There is no need to pre-register and the facilities allow you to trade in "real time" and at a known price which will be given to you at the time you give your instruction. In order to deal via these facilities you will need your Investor Code (see above) as well as stating your surname, full postcode and date of birth. Details of the online dealing service are available on www.capitadeal.com and the telephone dealing service is on 0870 458 4577.

Cazenove operates a postal share dealing service for private investors who wish to buy or sell the Company's shares. Details are available from Cazenove. Tel: 020 7155 5328.

Dividend mandate
If you wish your dividends to be paid directly into a bank or building society account you should contact the Registrars for a dividend mandate form or download one from the Registrars' website shown above. This method of payment reduces the risk of delay or loss of dividend cheques in the post and ensures that your account is credited on the dividend payment date.

Dividend payments made in foreign currencies
Our Registrars are now able to pay dividends in certain foreign currencies including US$ and Euros through the BACS system only. If you wish to take advantage of this service, please contact the Registrars on 0870 162 3100.

CREST
The Company's shares are traded on CREST. CREST is a voluntary system which enables shareholders to hold and transfer their shareholdings electronically rather than by paper. Shareholders holding shares in this way can opt to receive their dividends through the CREST system.

Shareholder Information (continued)

Capital gains tax
For the purpose of computing capital gains tax, the market value of an ordinary share in the Company on 31 March 1982 was 1.35 pence (adjusted for rights and capitalisation issues and the corporate restructuring effected on 7 March 2000).

Unsolicited mail
The Company is obliged to make its share register available to third parties on payment of a prescribed fee. This may result in shareholders receiving unsolicited mail. If you wish to limit the receipt of unsolicited mail you should register on their website at www.mpsonline.org.uk or write to:

The Mailing Preference Service
FREEPOST 22
London W1E 7ER

ShareGift
The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available on the ShareGift website, www.sharegift.org.

Financial calendar
Interim dividend record date
26 January 2007

Payment of interim dividend
2 March 2007

2006/07 preliminary annual results announcement
20 June 2007

2006/07 annual report and accounts publication
August 2007

Annual General Meeting
5 September 2007

Payment of 2006/07 final dividend
September 2007

If you would like this Interim Statement or any other shareholder documentation in an alternative format, please send a request to diversity@dsgiplc.com or telephone 01727 204474 or minicom 01727 206753.

Produced and printed by Pindar Graphics 01.07
www.pindar.com 01296 390100



DSG international plc
Maylands Avenue
Hemel Hempstead
Herts HP2 7TG

Tel 0870 850 3333
www.dsgiplc.com

END